EXHIBIT 12.1

SCHEDULE OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES FOR THE KROGER CO. AND CONSOLIDATED SUBSIDIARY COMPANIES FOR THE FIVE FISCAL YEARS ENDED JANUARY 31, 2009

	January 31, 2009 (52 weeks)	February 2, 2008 (52 weeks)	February 3, 2007 (53 weeks)	January 28, 2006 (52 weeks)	January 29, 2005 (52 weeks)
Earnings:
Earnings before tax expense	$1,966	$1,827	$1,748	$1,525	$286
Fixed charges	872	855	870	895	950
Capitalized interest	(11)	(14)	(13)	(7)	(5)

Pre-tax earnings before fixed charges	$2,827	$2,668	$2,605	$2,413	$1,231

Fixed charges:
Interest	$496	$488	$501	$518	$562
Portion of rental Payments deemed to be interest	376	367	370	377	388

Total fixed charges	$872	$855	$871	$895	$950

Ratio of earnings to fixed charges	3.2	3.1	3.0	2.7	1.3